Surge Enterprises, Inc.

Suite 205-340 Linden Avenue, Victoria, B.C., Canada

Phone: 250-858-9862

June 30, 2006

VIA FAX AND EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street North East

Mailstop 4561

Washington, DC 20549

Attention:	Jay Williamson

Dear Sirs:

Re: Surge Enterprises, Inc. (the “Company”) Form SB-2/A Filed June 21, 2006 Your File No. 333-128995

In connection with the Company’s Form SB-2 Registration Statement, the Company hereby requests acceleration of the effective date of the Registration Statement to 4:00 p.m. (EST) on July 6, 2006 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

We acknowledge that:
•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

Surge Enterprises, Inc.

Per:	/s/ Troy Mutter
Troy Mutter
President, Secretary and Treasurer